Exhibit 99.1

ParaZero Secures Significant Purchase Order Valued at Over $1 Million from U.S.-Based Customer

Purchase order supports ParaZero’s continued expansion and reinforces customer confidence in the Company’s technology platform and engineering capabilities

Kfar Saba, Israel, July 6, 2026 — ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero” or the “Company”), an aerospace defense technology company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems industry, today announced that it has received a purchase order valued at over $1 million from a U.S.-based customer.

The purchase order represents a significant milestone for ParaZero and supports the Company’s continued expansion across advanced aerial systems markets. The order follows a dedicated development and integration process and reflects customer confidence in ParaZero’s technology platform, engineering capabilities, and ability to support complex customer requirements from development through deployment.

ParaZero has developed a comprehensive set of proprietary technologies serving defense, aviation, and commercial drone markets. While the Company continues to advance its defense-focused growth strategy through the DefendAir family of Counter-UAS products, this purchase order demonstrates the continued value of ParaZero’s broader technology portfolio and its ability to generate commercial opportunities across multiple market segments.

“This purchase order reflects the strength of ParaZero’s technology platform and our ability to support customers from development through delivery,” said Ariel Alon, CEO of ParaZero. “While we continue to sharpen our focus on defense and Counter-UAS through the DefendAir family of products, this order demonstrates the broader commercial value of our core capabilities across multiple customer applications.”

The Company remains focused on executing its growth strategy, expanding its customer base, and leveraging its core technology platform to support long-term commercial growth.

The Company expects to commence deliveries in the fourth quarter of 2026 and on a continuous basis over a period of 12–18 months.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, governmental, and defense operations worldwide.

The Company’s product portfolio includes proprietary autonomous aerial systems technologies, DefendAir, a Counter-UAS net-launching platform for protection against hostile drones in battlefield, urban, mobile, and critical-infrastructure environments, and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security.

- Where The Threat Ends, Victory Begins

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Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. ParaZero is using forward-looking statements in this press release when it discusses continuing to advance its defense-focused growth strategy through the DefendAir family of Counter-UAS products, the continued value of ParaZero’s broader technology portfolio, its ability to generate commercial opportunities across multiple market segments, the broader commercial value of our core capabilities across multiple customer applications, how the Company remains focused on executing its growth strategy, expanding its customer base, and leveraging its core technology platform to support long-term commercial growth and its expectation to commence deliveries in the fourth quarter of 2026 and on a continuous basis over a period of 12–18 months. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR-IR
michal@efraty.com

- Where The Threat Ends, Victory Begins

info@parazero.com | parazero.com